SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Speedway Motorsports, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

847788 10 6

(CUSIP Number)

O. Bruton Smith, Speedway Motorsports, Inc.,
5555 Concord Parkway South, Concord, NC 28027;

(704) 455-3239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 847788 10 6	13D	Page 2 of 18 Pages

1		Name of Reporting Persons O. Bruton Smith
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00 and PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,376
	8	Shared Voting Power 29,000,000
	9	Sole Dispositive Power 11,376
	10	Shared Dispositive Power 29,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29, 011,376
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 70.2%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 847788 10 6	13D	Page 3 of 18 Pages

1		Name of Reporting Persons Sonic Financial Corporation
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,700,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,700,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 23,700,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 57.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 847788 10 6	13D	Page 4 of 18 Pages

1		Name of Reporting Person OBS Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,300,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,300,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,300,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 12.8%
14		Type of Reporting Person (See Instructions) 00

CUSIP No. 847788 10 6	13D	Page 5 of 18 Pages

1		Name of Reporting Persons Marcus G. Smith
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00 and PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 233,932
	8	Shared Voting Power 29,000,000
	9	Sole Dispositive Power 233,932
	10	Shared Dispositive Power 29,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,233,932
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 70.7%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 847788 10 6	13D	Page 6 of 18 Pages

1		Name of Reporting Persons B. Scott Smith
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00 and PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,000,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 70.2%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 847788 10 6	13D	Page 7 of 18 Pages

1		Name of Reporting Persons David Bruton Smith
2		Check the Appropriate Box if a Member of a Group (a) ☒ (b) □
3		SEC Use Only
4		Source of Funds (See Instructions) 00 and PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,000,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13		Percent of Class Represented by Amount in Row (11) 70.2%
14		Type of Reporting Person (See Instructions) IN

Page 8 of 18 pages

Item 1.                    Security and Issuer.

This Schedule is filed with respect to the common stock, par value $.01 per share (the “Common Stock”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5555 Concord Parkway South, Concord, North Carolina 28027.

Item 2.                    Identity and Background.

This Schedule is filed on behalf of a group consisting of O. Bruton Smith (“Bruton Smith”), Sonic Financial Corporation, a North Carolina corporation (“SFC”), OBS Holdings, LLC, a North Carolina limited liability company (“Holdings”), Marcus G. Smith (“Marcus Smith”), B. Scott Smith (“Scott Smith”) and David Bruton Smith (“David Smith”). The Company is a leading promoter, marketer and sponsor of motorsports activities in the United States.

Bruton Smith, a United States citizen, is Executive Chairman of the Company, whose principal office and business address is 5555 Concord Parkway South, Concord, North Carolina 28027.

The principal office and business address of SFC is 5401 East Independence Boulevard, Charlotte, North Carolina 28212. SFC holds securities of the Company and Sonic Automotive, Inc. and conducts certain other activities.

The principal office and business address of Holdings is 5401 East Independence Boulevard, Charlotte, North Carolina 28212. Holdings is an investment holding company.

Marcus Smith, a United States citizen, is Chief Executive Officer and President of the Company, whose principal office and business address is 5555 Concord Parkway South, Concord, North Carolina 28027.

Scott Smith, a United States citizen, is President and Chief Strategic Officer of Sonic Automotive, Inc., whose principal office and business address is 4401 Colwick Road, Charlotte, North Carolina 28211.

David Smith, a United States citizen, is Vice Chairman and Executive Vice President of Sonic Automotive, Inc., whose principal office and business address is 4401 Colwick Road, Charlotte, North Carolina 28211.

During the last five years, neither Bruton Smith, SFC and its directors, Holdings, Marcus Smith, Scott Smith nor David Smith has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been party to or subject to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 9 of 18 pages

Item 3.                    Source and Amount of Funds or Other Consideration.

The 29,011,376 aggregate amount of shares of Common Stock beneficially owned by Bruton Smith consist of 23,700,000 shares held by SFC, 5,300,000 shares held by Holdings, and 11,376 shares held directly by Bruton Smith.

The 29,233,932 aggregate amount of shares of Common Stock beneficially owned by Marcus Smith consist of 23,700,000 shares held by SFC, 5,300,000 shares held by Holdings, and 233,932 shares held directly by Marcus Smith.

The 29,000,000 aggregate amount of shares of Common Stock beneficially owned by Scott Smith consist of 23,700,000 shares held by SFC and 5,300,000 shares held by Holdings.

The 29,000,000 aggregate amount of shares of Common Stock beneficially owned by David Smith consist of 23,700,000 shares held by SFC and 5,300,000 shares held by Holdings.

Applicable transactions relating to these shares of Common Stock are as follows:

●	1,000 shares of Common Stock were acquired by Bruton Smith on December 21, 1994 in exchange for $1,000.

●	11,850,000 shares of Common Stock were acquired by SFC on March 3, 1995 in exchange for all of the outstanding capital stock of Charlotte Motor Speedway, Inc. (See Exhibit 99.1).

●

2,649,000 shares of Common Stock were acquired by Bruton Smith on March 3, 1995 in exchange for all of the outstanding capital stock of Atlanta Motor Speedway, Inc. (“AMS”) (See Exhibit 99.2). An additional 500,000 shares of Common Stock were also acquired by Bruton Smith on March 3, 1995 as part of the AMS transaction, but such shares were resold by him that same day in the Company’s initial public offering (the “IPO”).

Page 10 of 18 pages

●	A two-for-one Common Stock split was effective on March 15, 1996.

●	On December 14, 2012, Bruton Smith transferred 5,300,000 shares of Common Stock to Holdings.

●	Bruton Smith acquired 11,376 shares of Common Stock in open-market purchases using personal funds and resources.

●	Marcus Smith acquired 233,932 shares of Common Stock through awards under the Company’s incentive compensation plans.

Item 4.                    Purpose of Transaction.

Bruton Smith, directly and indirectly through SFC, acquired the majority of the shares of Common Stock described in Item 3 in a restructuring of the Company incident to the IPO. His purpose in acquiring the shares was to continue his control of the Company. Bruton Smith acquired the shares held directly for personal financial planning purposes.

Bruton Smith transferred 5,300,000 shares of Common Stock to Holdings for portfolio management purposes.

Marcus Smith acquired the shares held directly through awards under the Company's incentive compensation plans.

On June 16, 2015, SFC and Holdings were each recapitalized for business succession purposes and, immediately thereafter, Bruton Smith sold shares of SFC and units of Holdings to certain of his lineal descendants. As a result of such recapitalizations and subsequent sales, (1) Bruton Smith no longer holds a majority of the voting power of SFC and Holdings (but remains the majority holder of the nonvoting SFC shares and nonvoting Holdings units ) (2) Marcus Smith, Scott Smith and David Smith were appointed as Managers of Holdings, joining Bruton Smith, who was previously the sole manager of Holdings, and (3) Marcus Smith, Scott Smith and David Smith were appointed as Executive Vice Presidents of SFC, while Bruton Smith remains its Chief Executive Officer and President of SFC.

Item 5.                    Interest in Securities of the Issuer.

The 29,011,376 shares beneficially held by Bruton Smith constitute approximately 70.2% of the Common Stock outstanding at the date of filing of this Schedule. Bruton Smith has sole voting and dispositive power over 11,376 of such shares.

Page 11 of 18 pages

The 23,700,000 shares beneficially held by SFC constitute approximately 57.4% of the Common Stock outstanding at the date of filing of this Schedule. SFC has sole voting and dispositive power over such shares.

The 5,300,000 shares beneficially held by Holdings constitute approximately 12.8% of the Common Stock outstanding at the date of filing of this Schedule. Holdings has sole voting and dispositive power over such shares.

The 29,233,932 shares beneficially held by Marcus Smith constitute approximately 70.7% of the Common Stock outstanding at the date of filing of this Schedule. Marcus Smith has sole voting and dispositive power over 233,932 of such shares.

The 29,000,000 shares beneficially held by Scott Smith constitute approximately 70.2% of the Common Stock outstanding at the date of filing of this Schedule.

The 29,000,000 shares beneficially held by David Smith constitute approximately 70.2% of the Common Stock outstanding at the date of filing of this Schedule.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 23,700,000 of the shares beneficially owned by each. See Item 2 for information on each holder.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 5,300,000 of the shares beneficially owned by each. See Item 2 for information on each holder.

William R. Brooks, a director of SFC, beneficially owns directly 196,027 shares of Common Stock over which he has sole voting and dispositive power.

Randall Storey, a director of SFC, beneficially owns directly 25,764 shares of Common Stock over which he has sole voting and dispositive power.

Bruton Smith, SFC and its directors, Holdings, Marcus Smith, Scott Smith and David Smith have effected no transactions in the Common Stock during the past 60 days.

Page 12 of 18 pages

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Bruton Smith is the Chief Executive Officer and President of and owns, of record and beneficially, the substantial majority of the value of SFC’s outstanding capital stock. Marcus Smith, Scott Smith and David Smith are executive officers of SFC.

Bruton Smith, Marcus Smith, Scott Smith and David Smith are each managers of Holdings.

An aggregate of 500,000 shares have been pledged by SFC as security for loans. An aggregate of 71,656 shares have been pledged by Marcus Smith as security for loans.

Item 7                     Material to be Filed as Exhibits.

Exhibit No.	Description
24.1	Power of Attorney of Bruton Smith (incorporated by reference to Exhibit 24.1 to the Schedule 13D/A filed by Bruton Smith, SFC and Holdings, File No. 005-53499 (the “Amended Schedule 13D”))
24.2	Power of Attorney of Marcus Smith (incorporated by reference to Exhibit 24.1 to the Amended Schedule 13D)
24.3	Power of Attorney of Scott Smith
99.1

Subscription Agreement between SFC and the Company dated March 3, 1995 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Bruton Smith and SFC, File No. 005-47812 (the “Schedule 13D”))

99.2	Subscription Agreement between Bruton Smith and the Company dated March 3, 1995 (incorporated by reference to Exhibit 2 to the Schedule 13D)
99.3	Joint Filing Agreement between Bruton Smith, SFC, Holdings, Marcus Smith, Scott Smith and David Smith dated June 24, 2015

Page 13 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

O. BRUTON SMITH By: /s/ William R. Brooks William R. Brooks Attorney-In-Fact

Page 14 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

SONIC FINANCIAL CORPORATION By: /s/ William R. Brooks William R. Brooks Vice President

Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

OBS HOLDINGS, LLC By: /s/ William R. Brooks William R. Brooks Vice President

Page 16 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

MARCUS G. SMITH By: /s/ William R. Brooks William R. Brooks Attorney-In-Fact

Page 17 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

B. SCOTT SMITH By: /s/ William R. Brooks William R. Brooks Attorney-In-Fact

Page 18 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 24, 2015

/s/ David Bruton Smith David Bruton Smith